Exhibit 99.1

Yatsen Announces Fourth Quarter and Full Year 2022 Financial Results

Conference Call to Be Held at 7:30 A.M. U.S. Eastern Time on March 8, 2023

GUANGZHOU, China, March 8, 2023 – Yatsen Holding Limited (“Yatsen” or the “Company”) (NYSE: YSG), a leading Chinese beauty company, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2022.

Fourth Quarter and Full Year 2022 Highlights

•
Total net revenues for the fourth quarter of 2022 decreased by 34.2% to RMB1.01 billion (US$145.8 million) from RMB1.53 billion for the prior year period. Total net revenues for the full year of 2022 decreased by 36.5% to RMB3.71 billion (US$537.3 million) from RMB5.84 billion for the prior year period.

•
Total net revenues from Skincare Brands1 for the fourth quarter of 2022 increased by 42.4% to RMB471.6 million (US$68.4 million) from RMB331.3 million for the prior year period. As a percentage of total net revenues, total net revenues from Skincare Brands for the fourth quarter of 2022 increased to 46.9% from 21.7% for the prior year period. Total net revenues from Skincare Brands for the full year of 2022 increased by 45.2% to RMB1.24 billion (US$180.0 million) from RMB855.2 million for the prior year period. As a percentage of total net revenues, total net revenues from Skincare Brands for the full year of 2022 increased to 33.5% from 14.6% for the prior year period.

•
Gross margin for the fourth quarter of 2022 was 71.1%, as compared with 65.0% for the prior year period. Gross margin for the full year of 2022 was 68.0%, as compared with 66.8% for the prior year period.
•
Net loss for the fourth quarter of 2022 decreased by 88.4% to RMB55.0 million (US$8.0 million) from RMB475.1 million for the prior year period. Net loss for the full year of 2022 decreased by 46.9% to RMB821.3 million (US$119.1 million) from RMB1.55 billion for the prior year period. Non-GAAP net income2 for the fourth quarter of 2022 was RMB34.7 million (US$5.0 million), as compared with Non-GAAP net loss of RMB335.1 million for the prior year period. Non-GAAP net loss for the full year of 2022 decreased by 53.8% to RMB452.9 million (US$65.7 million) from RMB980.6 million for the prior year period.

Mr. Jinfeng Huang, Founder, Chairman and Chief Executive Officer of Yatsen, stated, “2022 was a difficult year for the beauty industry and the overall consumer industry in China. Despite the year’s challenges, our strategic transformation plan proved effective, playing out in line with our expectations. Specifically, as we accomplished major milestones in growing our Skincare Brands, we also improved profitability. While building a more sustainable business, we continued to invest in brand equity and R&D, two essential competitive advantages that will ensure our market leading position for the long term. Looking ahead to 2023, we will continue executing our new five-year strategic plan with a focus on building a healthy brand portfolio and capitalizing on rising opportunities as the consumer industry recovers.”

1 Include net revenues from DR.WU (its mainland China business), Galénic, Eve Lom, Abby’s Choice and other skincare brands.

2 Non-GAAP net income (loss) is a non-GAAP financial measure. Effective from the third quarter of 2022, non-GAAP net income (loss) is defined as net income (loss) excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions, (iii) revaluation of investments on the share of equity method investments, and (iv) tax effects on non-GAAP adjustments, and non-GAAP net income (loss) for the prior year period presented in this document is also calculated in the same manner.

Mr. Donghao Yang, Director and Chief Financial Officer of Yatsen, commented, “Net revenues from our Skincare Brands as a percentage of total net revenues reached 46.9% and 33.5% for the fourth quarter and the full year of 2022, respectively, more than doubling compared with the prior year period. Gross margin grew to 71.1% for the fourth quarter, as compared with 65.0% for the prior year period, and 68.9% for the previous quarter, reflecting our constant efforts and success in brand building, product development, and cost optimization. Net loss margin for the fourth quarter narrowed to 5.5% from 31.1% for the prior year period. Most notably, we turned profitable for the fourth quarter under non-GAAP measures, with a non-GAAP net income margin of 3.4%. We also recorded net cash generated from operating activities of RMB106.6 million for the fourth quarter and RMB136.2 million for full-year 2022. Backed by three consecutive quarters of positive net cash flow from operating activities and a balance of RMB2.63 billion in cash, restricted cash and short-term investments at year end, we are confident in our ability to advance our strategic transformation plan in the coming years."

Fourth Quarter 2022 Financial Results

Net Revenues

Total net revenues for the fourth quarter of 2022 decreased by 34.2% to RMB1.01 billion (US$145.8 million) from RMB1.53 billion for the prior year period. The decrease was primarily attributable to a 56.9% year-over-year decrease in net revenues from Color Cosmetics Brands3, partially offset by a 42.4% year-over-year increase in net revenues from Skincare Brands.

Gross Profit and Gross Margin

Gross profit for the fourth quarter of 2022 decreased by 28.0% to RMB714.6 million (US$103.6 million) from RMB993.0 million for the prior year period. Gross margin for the fourth quarter of 2022 increased to 71.1% from 65.0% for the prior year period. The increase was driven by (i) increasing sales of higher-gross margin products from Skincare Brands, (ii) stricter pricing and discount policies and (iii) cost optimization across all of the Company’s brand portfolios.

Operating Expenses

Total operating expenses for the fourth quarter of 2022 decreased by 47.0% to RMB792.9 million (US$115.0 million) from RMB1.49 billion for the prior year period. As a percentage of total net revenues, total operating expenses for the fourth quarter of 2022 were 78.9%, as compared with 97.8% for the prior year period.

•
Fulfillment Expenses. Fulfillment expenses for the fourth quarter of 2022 were RMB62.5 million (US$9.1 million), as compared with RMB123.1 million for the prior year period. As a percentage of total net revenues, fulfillment expenses for the fourth quarter of 2022 decreased to 6.2% from 8.1% for the prior year period. The decrease was primarily attributable to a decrease in warehouse and logistics costs due to the outsourcing of most of the Company’s warehouse and handling operations.

3 Include net revenues from Perfect Diary, Little Ondine, Pink Bear and other color cosmetics brands.

•
Selling and Marketing Expenses. Selling and marketing expenses for the fourth quarter of 2022 were RMB535.2 million (US$77.6 million), as compared with RMB1.08 billion for the prior year period. As a percentage of total net revenues, selling and marketing expenses for the fourth quarter of 2022 decreased to 53.2% from 70.7% for the prior year period. The decrease was primarily attributable to the closure of underperforming offline stores, reduction in marketing event-related expenses and higher efficiency of online marketing activities.

•
General and Administrative Expenses. General and administrative expenses for the fourth quarter of 2022 were RMB170.0 million (US$24.6 million), as compared with RMB248.7 million for the prior year period. As a percentage of total net revenues, general and administrative expenses for the fourth quarter of 2022 increased to 16.9% from 16.3% for the prior year period. The increase was primarily attributable to the deleveraging effect of lower total net revenues in the fourth quarter of 2022.

•
Research and Development Expenses. Research and development expenses for the fourth quarter of 2022 were RMB25.1 million (US$3.6 million), as compared with RMB43.3 million for the prior year period. As a percentage of total net revenues, research and development expenses for the fourth quarter of 2022 decreased to 2.5% from 2.8% for the prior year period. The decrease was primarily attributable to the planning of research and development activities to maintain research and development expenses at a reasonable level relative to net revenues.

Loss / Income from Operations

Loss from operations for the fourth quarter of 2022 decreased by 84.4% to RMB78.2 million (US$11.3 million) from RMB501.8 million for the prior year period. Operating loss margin was 7.8%, as compared with 32.8% for the prior year period.

Non-GAAP income from operations4 for the fourth quarter of 2022 was RMB11.5 million (US$1.7 million), as compared with non-GAAP loss from operations of RMB360.9 million for the prior year period. Non-GAAP operating income margin was 1.1%, as compared with non-GAAP operating loss margin of 23.6% for the prior year period.

Net Loss / Income

Net loss for the fourth quarter of 2022 decreased by 88.4% to RMB55.0 million (US$8.0 million) from RMB475.1 million for the prior year period. Net loss margin was 5.5%, as compared with 31.1% for the prior year period. Net loss attributable to Yatsen’s ordinary shareholders per diluted ADS5 for the fourth quarter of 2022 was RMB0.09 (US$0.01), as compared with RMB0.75 for the prior year period.

4 Non-GAAP income (loss) from operations is a non-GAAP financial measure. Non-GAAP income (loss) from operations is defined as income (loss) from operations excluding share-based compensation expenses and amortization of intangible assets resulting from assets and business acquisitions.

5 ADS refers to the American depositary shares, each of which represents four Class A ordinary shares.

Non-GAAP net income for the fourth quarter of 2022 was RMB34.7 million (US$5.0 million), as compared with non-GAAP net loss of RMB335.1 million for the prior year period. Non-GAAP net income margin was 3.4%, as compared with non-GAAP net loss margin of 21.9% for the prior year period. Non-GAAP net income attributable to Yatsen’s ordinary shareholders per diluted ADS6 for the fourth quarter of 2022 was RMB0.06 (US$0.01), as compared with non-GAAP net loss attributable to Yatsen’s ordinary shareholders per diluted ADS of RMB0.53 for the prior year period.

Full Year 2022 Financial Results

Total net revenues for the full year of 2022 decreased by 36.5% to RMB3.71 billion (US$537.3 million) from RMB5.84 billion for the prior year period, primarily attributable to the decline in net revenues from Color Cosmetics Brands, partially offset by the increase in net revenues from Skincare Brands.

Gross profit for the full year of 2022 decreased by 35.4% to RMB2.52 billion (US$365.2 million) from RMB3.90 billion for the prior year period. Gross margin for the full year of 2022 was 68.0%, as compared with 66.8% for the prior year period. The increase was primarily attributable to (i) increasing sales of higher-gross margin products from Skincare Brands, (ii) stricter pricing and discount policies and (iii) cost optimization across all of the Company’s brand portfolios.

Loss from operations for the full year of 2022 was RMB928.9 million (US$134.7 million), as compared with loss from operations of RMB1.62 billion for the prior year period.

Non-GAAP loss from operations for the full year of 2022 was RMB539.3 million (US$78.2 million), as compared with non-GAAP loss from operations of RMB1.05 billion for the prior year period.

Net loss for the full year of 2022 was RMB821.3 million (US$119.1 million), as compared with net loss of RMB1.55 billion for the prior year period. Net loss attributable to Yatsen’s ordinary shareholders per diluted ADS for the full year of 2022 was RMB1.37 (US$0.20), as compared with RMB2.44 for the prior year period.

Non-GAAP net loss for the full year of 2022 was RMB452.9 million (US$65.7 million), as compared with non-GAAP net loss of RMB980.6 million for the prior year period. Non-GAAP net loss attributable to Yatsen’s ordinary shareholders per diluted ADS for the full year of 2022 was RMB0.76 (US$0.11), as compared with RMB1.54 for the prior year period.

Balance Sheet and Cash Flow

As of December 31, 2022, the Company had cash, restricted cash and short-term investments of RMB2.63 billion (US$380.9 million), as compared with RMB3.14 billion as of December 31, 2021.

Net cash generated from operating activities for the fourth quarter of 2022 was RMB106.6 million (US$15.5 million), as compared with net cash used in operating activities of RMB250.0 million for the prior year period. Net cash generated from operating activities for the full year of 2022 was RMB136.2 million (US$19.7 million), as compared with net cash used in operating activities of RMB1.02 billion for the prior year period.

Business Outlook

For the first quarter of 2023, the Company expects its total net revenues to be between RMB623.7 million and RMB712.8 million, representing a year-over-year decline of approximately 20% to 30%. These forecasts reflect the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Exchange Rate

This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ were made at a rate of RMB6.8972 to US$1.00, the exchange rate in effect as of December 30, 2022, as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. The Company makes no representation that any RMB or US$ amounts could have been, or could be, converted into US$ or RMB, as the case may be, at any particular rate, or at all.

6 Non-GAAP net income (loss) attributable to ordinary shareholders per diluted ADS is a non-GAAP financial measure. Non-GAAP net income (loss) attributable to ordinary shareholders per diluted ADS is defined as non-GAAP net income (loss) attributable to ordinary shareholders divided by the weighted average number of diluted ADS outstanding for computing diluted earnings per ADS. Effective from the third quarter of 2022, non-GAAP net income (loss) attributable to ordinary shareholders is defined as net income (loss) attributable to ordinary shareholders excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions, (iii) revaluation of investments on the share of equity method investments, and (iv) tax effects on non-GAAP adjustments, and non-GAAP net income (loss) attributable to ordinary shareholders per diluted ADS for the prior year period presented in this document is also calculated in the same manner.

Conference Call Information

The Company’s management will hold a conference call on Wednesday, March 8, 2023, at 7:30 A.M. U.S. Eastern Time or 8:30 P.M. Beijing Time to discuss its financial results and operating performance for the fourth quarter and full year 2022.

United States (toll free):	+1-888-346-8982
International:	+1-412-902-4272
Mainland China (toll free):	400-120-1203
Hong Kong (toll free):	800-905-945
Hong Kong:	+852-3018-4992
Conference ID:	3186314

The replay will be accessible through March 15, 2023, by dialing the following numbers:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	3186314

A live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.yatsenglobal.com/.

About Yatsen Holding Limited

Yatsen Holding Limited (NYSE: YSG) is a leading player in China’s beauty market with a mission to create an exciting new journey of beauty discovery for consumers in China and around the world. Founded in 2016, the Company has launched and acquired multiple color cosmetics and skincare brands including Perfect Diary, Little Ondine, Abby’s Choice, Galénic, DR.WU (its mainland China business), Eve Lom and Pink Bear. The Company’s flagship brand, Perfect Diary, is one of the top color cosmetics brands in China in terms of online retail sales value. Leveraging its digitally native direct-to-customer business model, the Company has built core capabilities which enable it to launch and scale multiple brands quickly while offering a wide selection of products to a growing variety of customers. The Company reaches and engages with customers directly both online and offline, with expansive presence across all major e-commerce, social and content platforms in China.

For more information, please visit http://ir.yatsenglobal.com/.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders and non-GAAP net income (loss) attributable to ordinary shareholders per diluted ADS, each a non-GAAP financial measure, in reviewing and assessing its operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company presents these non-GAAP financial measures because they are used by the management to evaluate operating performance and formulate business plans. Non-GAAP financial measures help identify underlying trends in its business, provide further information about its results of operations, and enhance the overall understanding of its past performance and future prospects. The Company defines non-GAAP income (loss) from operations as income (loss) from operations excluding share-based compensation expenses and amortization of intangible assets resulting from assets and business acquisitions. The Company defines non-GAAP net income (loss) as net income (loss) excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions, (iii) revaluation of investments on the share of equity method investments, and (iv) tax effects on non-GAAP adjustments. The Company defines non-GAAP net income (loss) attributable to ordinary shareholders as net income (loss) attributable to ordinary shareholders excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions, (iii) revaluation of investments on the share of equity method investments and (iv) tax effects on non-GAAP adjustments. Non-GAAP net income (loss) attributable to ordinary shareholders per diluted ADS is computed using non-GAAP net income (loss) attributable to ordinary shareholders divided by weighted average number of diluted ADS outstanding for computing diluted earnings per ADS.

However, the non-GAAP financial measures have limitations as analytical tools as the non-GAAP financial measures are not presented in accordance with U.S. GAAP and may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. Reconciliations of Yatsen’s non-GAAP financial measure to the most comparable U.S. GAAP measure are included at the end of this press release.

Safe Harbor Statement

This announcement contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs, plans, outlook and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, which include but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to continue to roll out popular products and maintain popularity of existing products; its ability to anticipate and respond to changes in industry trends and consumer preferences and behavior in a timely manner; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; its ability to integrate newly-acquired businesses and brands; trends and competition in and relevant government policies and regulations relating to China’s beauty market; changes in its revenues and certain cost or expense items; and general economic conditions globally and in China. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Yatsen Holding Limited

Investor Relations

E-mail: ir@yatsenglobal.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: yatsen@thepiacentegroup.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: yatsen@thepiacentegroup.com

YATSEN HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share, per share data or otherwise noted)

	December 31,	December 31,	December 31,
	2021	2022	2022
	RMB'000	RMB'000	USD'000
Assets
Current assets
Cash and cash equivalents	3,138,008	1,512,945	219,356
Short-term investment	-	1,072,867	155,551
Accounts receivable, net	355,837	200,843	29,119
Inventories, net	695,761	423,287	61,371
Prepayments and other current assets	366,191	292,825	42,456
Amounts due from related parties	60	5,654	820
Total current assets	4,555,857	3,508,421	508,673
Non-current assets
Restricted cash	-	41,383	6,000
Investments	350,380	502,579	72,867
Property and equipment, net	245,314	75,619	10,964
Goodwill	869,421	857,145	124,274
Intangible assets, net	745,851	689,669	99,993
Deferred tax assets	2,000	1,951	283
Right-of-use assets, net	422,966	133,004	19,284
Other non-current assets	80,220	52,885	7,668
Total non-current assets	2,716,152	2,354,235	341,333
Total assets	7,272,009	5,862,656	850,006
Liabilities, redeemable non-controlling interests and shareholders' equity (deficit)
Current liabilities
Accounts payable	240,815	119,847	17,376
Advances from customers	20,680	16,652	2,414
Accrued expenses and other liabilities	370,531	323,259	46,868
Amounts due to related parties	13,967	27,242	3,950
Income tax payables	16,747	21,826	3,164
Lease liabilities due within one year	214,843	79,586	11,539
Total current liabilities	877,583	588,412	85,311
Non-current liabilities
Deferred tax liabilities	124,450	113,441	16,447
Deferred income-non current	56,180	45,280	6,565
Lease liabilities	206,303	52,997	7,684
Total non-current liabilities	386,933	211,718	30,696
Total liabilities	1,264,516	800,130	116,007
Redeemable non-controlling interests	338,587	339,924	49,284
Shareholders’ equity

Ordinary Shares (US$0.00001 par value; 10,000,000,000 ordinary shares authorized, comprising of 6,000,000,000 Class A ordinary shares, 960,852,606 Class B ordinary shares and 3,039,147,394 shares each of such classes to be designated as of December 31, 2021 and December 31, 2022; 1,938,303,919 Class A shares and 758,869,844 Class B ordinary shares issued; 1,789,239,887 Class A ordinary shares and 737,513,429 Class B ordinary shares outstanding as of December 31, 2021; 2,030,600,883 Class A shares and 666,572,880 Class B ordinary shares issued; 1,569,677,384 Class A ordinary shares and 666,572,880 Class B ordinary shares outstanding as of December 31, 2022)

	173	173	25
Treasury shares	(22,330)	(669,150)	(97,018)
Additional paid-in capital	11,697,942	12,038,802	1,745,462
Statutory reserve	21,352	24,177	3,505
Accumulated deficit	(5,782,169)	(6,600,365)	(956,963)
Accumulated other comprehensive loss	(255,780)	(74,195)	(10,754)
Total Yatsen Holding Limited shareholders' equity	5,659,188	4,719,442	684,257
Non-controlling interests	9,718	3,160	458
Total shareholders' equity	5,668,906	4,722,602	684,715
Total liabilities, redeemable non-controlling interests and shareholders' equity	7,272,009	5,862,656	850,006

YATSEN HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share, per share data or otherwise noted)

	For the Three Months Ended December 31,			For the Year Ended December 31,
	2021	2022	2022	2021	2022	2022
	RMB'000	RMB'000	USD'000	RMB'000	RMB'000	USD'000
Total net revenues	1,527,903	1,005,494	145,783	5,839,973	3,706,122	537,337
Total cost of revenues	(534,881)	(290,886)	(42,175)	(1,941,177)	(1,187,370)	(172,152)
Gross profit	993,022	714,608	103,608	3,898,796	2,518,752	365,185
Operating expenses:
Fulfilment expenses	(123,054)	(62,523)	(9,065)	(434,018)	(269,886)	(39,130)
Selling and marketing expenses	(1,079,724)	(535,244)	(77,603)	(4,005,589)	(2,330,480)	(337,888)
General and administrative expenses	(248,706)	(169,945)	(24,640)	(941,347)	(720,409)	(104,449)
Research and development expenses	(43,314)	(25,139)	(3,645)	(142,086)	(126,875)	(18,395)
Total operating expenses	(1,494,798)	(792,851)	(114,953)	(5,523,040)	(3,447,650)	(499,862)
Loss from operations	(501,776)	(78,243)	(11,345)	(1,624,244)	(928,898)	(134,677)
Financial income	10,877	7,456	1,081	45,658	34,656	5,025
Foreign currency exchange gains (losses)	6,178	8,380	1,215	(1,751)	(35,357)	(5,126)
(Loss) income from equity method investments, net	(1,127)	(2,086)	(302)	5,978	12,548	1,819
Impairment loss of investments	(1,375)	-	-	(1,375)	(5,078)	(736)
Other income, net	13,537	7,717	1,119	27,775	103,501	15,006
Loss before income tax expenses	(473,686)	(56,776)	(8,232)	(1,547,959)	(818,628)	(118,689)
Income tax (expenses) benefit	(1,391)	1,823	264	921	(2,705)	(392)
Net loss	(475,077)	(54,953)	(7,968)	(1,547,038)	(821,333)	(119,081)
Net loss attributable to non-controlling interests and redeemable non-controlling interests	1,881	2,705	392	6,304	5,962	864
Net loss attributable to Yatsen's shareholders	(473,196)	(52,248)	(7,576)	(1,540,734)	(815,371)	(118,217)
Shares used in calculating loss per share (1):
Weighted average number of Class A and Class B ordinary shares:
Basic	2,527,959,105	2,236,277,374	2,236,277,374	2,526,833,201	2,372,728,777	2,372,728,777
Diluted	2,527,959,105	2,236,277,374	2,236,277,374	2,526,833,201	2,372,728,777	2,372,728,777
Net loss per Class A and Class B ordinary share
Basic	(0.19)	(0.02)	(0.00)	(0.61)	(0.34)	(0.05)
Diluted	(0.19)	(0.02)	(0.00)	(0.61)	(0.34)	(0.05)
Net loss per ADS (4 ordinary shares equal to 1 ADS)
Basic	(0.75)	(0.09)	(0.01)	(2.44)	(1.37)	(0.20)
Diluted	(0.75)	(0.09)	(0.01)	(2.44)	(1.37)	(0.20)

	For the Three Months Ended December 31,			For the Year Ended December 31,
	2021	2022	2022	2021	2022	2022
Share-based compensation expenses are included in the operating expenses as follows:	RMB'000	RMB'000	USD'000	RMB'000	RMB'000	USD'000
Fulfilment expenses	2,073	937	136	13,122	4,267	619
Selling and marketing expenses	20,640	13,712	1,988	80,558	62,231	9,023
General and administrative expenses	103,845	57,586	8,349	418,823	248,400	36,015
Research and development expenses	4,441	4,490	651	17,937	25,962	3,764
Total	130,999	76,725	11,124	530,440	340,860	49,421

(1) Authorized share capital is re-classified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to twenty votes on all matters that are subject to shareholder vote.

YATSEN HOLDING LIMITED

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share, per share data or otherwise noted)

	For the Three Months Ended December 31,			For the Year Ended December 31,
	2021	2022	2022	2021	2022	2022
	RMB'000	RMB'000	USD'000	RMB'000	RMB'000	USD'000
Loss from operations	(501,776)	(78,243)	(11,345)	(1,624,244)	(928,898)	(134,677)
Share-based compensation expenses	130,999	76,725	11,124	530,440	340,860	49,421
Amortization of intangible assets resulting from assets and business acquisitions	9,925	13,063	1,894	41,573	48,700	7,061
Non-GAAP (loss) income from operations	(360,852)	11,545	1,673	(1,052,231)	(539,338)	(78,195)
Net loss	(475,077)	(54,953)	(7,968)	(1,547,038)	(821,333)	(119,081)
Share-based compensation expenses	130,999	76,725	11,124	530,440	340,860	49,421
Amortization of intangible assets resulting from assets and business acquisitions	9,925	13,063	1,894	41,573	48,700	7,061
Revaluation of investments on the share of equity method investments	1,138	2,071	300	1,138	(12,779)	(1,853)
Tax effects on non-GAAP adjustments	(2,102)	(2,229)	(323)	(6,749)	(8,360)	(1,212)
Non-GAAP net (loss) income	(335,117)	34,677	5,027	(980,636)	(452,912)	(65,664)
Net loss attributable to ordinary shareholders of Yatsen	(473,196)	(52,248)	(7,576)	(1,540,734)	(815,371)	(118,217)
Share-based compensation expenses	130,999	76,725	11,124	530,440	340,860	49,421
Amortization of intangible assets resulting from assets and business acquisitions	9,670	12,780	1,853	40,493	47,663	6,910
Revaluation of investments on the share of equity method investments	1,138	2,071	300	1,138	(12,779)	(1,853)
Tax effects on non-GAAP adjustments	(2,102)	(2,229)	(323)	(6,749)	(8,360)	(1,212)
Non-GAAP net (loss) income attributable to ordinary shareholders of Yatsen	(333,491)	37,099	5,378	(975,412)	(447,987)	(64,951)
Shares used in calculating loss per share:
Weighted average number of Class A and Class B ordinary shares:
Basic	2,527,959,105	2,236,277,374	2,236,277,374	2,526,833,201	2,372,728,777	2,372,728,777
Diluted	2,527,959,105	2,343,024,839	2,343,024,839	2,526,833,201	2,372,728,777	2,372,728,777
Non-GAAP net (loss) income attributable to ordinary shareholders per Class A and Class B ordinary share
Basic	(0.13)	0.02	0.00	(0.39)	(0.19)	(0.03)
Diluted	(0.13)	0.02	0.00	(0.39)	(0.19)	(0.03)
Non-GAAP net (loss) income attributable to ordinary shareholders per ADS (4 ordinary shares equal to 1 ADS)
Basic	(0.53)	0.07	0.01	(1.54)	(0.76)	(0.11)
Diluted	(0.53)	0.06	0.01	(1.54)	(0.76)	(0.11)